Filed pursuant to Rule 424(b)(1)
Registration No's. 333-118492,
333-111527 and 333-86072

PROSPECTUS

7,061,144 shares

MATTSON TECHNOLOGY, INC.

COMMON STOCK

This prospectus relates to 7,061,144 shares of our common stock that a selling stockholder, STEAG Electronic Systems AG (“STEAG”), may offer from time to time. Registration does not necessarily mean that STEAG will offer or sell its stock.

The prices at which the selling stockholder may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will receive no part of the proceeds of the sale of any shares offered in this prospectus by the selling stockholder. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholder will be borne by such selling stockholder.

Our common stock is quoted on the NASDAQ National Market under the symbol “MTSN.” On June 27, 2005, the last reported sale price of our common stock on the NASDAQ National Market was $7.39.

Investing in any of our securities involves risk. You should carefully consider the risk factors beginning on page 2 of this prospectus before you make an investment in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus if truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 29, 2005.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or any other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information. We will disclose any material changes in our affairs in a post-effective amendment to the registration statement of which this prospectus is a part, a prospectus supplement, or a future filing with the SEC incorporated by reference in this prospectus.

The terms “Mattson,” “we,” “us,” “our,” and the “company” refer only to Mattson Technology, Inc.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. We urge you to read this entire prospectus carefully and any accompanying documents incorporated by reference before making an investment decision.

Mattson Technology, Inc.

Mattson Technology, Inc. is a leading supplier of semiconductor wafer processing equipment used in the fabrication of integrated circuits. We are among the market leaders in worldwide sales of dry strip equipment and rapid thermal processing equipment and have systems installed in major fabrication facilities around the world. Our manufacturing equipment is used for transistor level, or front-end-of-line manufacturing, and also in specialized applications for processing the interconnect layer, or back-end-of-line processing. Our manufacturing equipment utilizes innovative technology to deliver advanced processing capabilities and high productivity for the fabrication of current and next generation integrated circuits. Our tools, technologies and expertise are enablers in the semiconductor industry’s transition to larger 300 millimeter wafers, sub-90 nanometer design rules and the use of new materials, such as copper, low capacitance dielectrics and barrier metals.

Our customer base is diversified geographically, and includes foundries and logic and memory device manufacturers. We have a global sales and support organization focused on developing strong, long-term customer relationships to build customer loyalty. We have design and manufacturing centers in the United States, Canada and Germany. Our sales and support presence in Asia, which represents the largest share of the world’s capacity for semiconductor manufacturing, includes offices in China, Japan, Korea, Singapore and Taiwan.

Our business is focused on our core technologies in dry strip and rapid thermal processing (“RTP”). In 2004, we introduced the Aspen III ICPHT Strip system, the Helios RTP system and a low-pressure thermal module. In October 2004, we acquired Vortek Industries Ltd., a privately held developer of millisecond flash annealing technology based in Vancouver, Canada. The acquisition expands and strengthens our RTP technology portfolio and supports our long-term growth strategy. As part of our decision to focus on our core technologies, we narrowed our chemical vapor deposition efforts to a limited number of strategic customers.

Mattson Technology, Inc. was incorporated in Delaware in 1988 and is headquartered in Fremont, California. Our principal executive offices are located at 47131 Bayside Drive, Fremont, CA 94538. Our telephone number is (510) 657-5900. Additional information about Mattson is available on our website at http://www.mattson.com. The information on our web site is not incorporated herein by reference.

DISCLOSURE REGARDING FORWARD-LOOKING INFORMATION

This prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or otherwise. These forward-looking statements are based on our current expectations and beliefs, including estimates and projections about our industry. Forward-looking statements may be identified by use of terms such as “anticipates,” “expects,” “intends,” “plans,” “seeks,” “estimates,” “believes” and similar expressions, although some forward-looking statements are expressed differently. Statements concerning our financial position, business strategy and plans or objectives for future operations are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and may cause actual results to differ materially from management’s current expectations. Such risks and uncertainties include those set forth herein under “Risk Factors.” The forward-looking statements in this prospectus speak only as of the time they are made and do not necessarily reflect our outlook at any other point in time.

Except as may be required under the federal securities laws, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to read any further disclosures we make on related subjects in our Form 10-K, Form 10-Q and Form 8-K reports to the SEC. Also note that under the caption “Risk Factors,” we provide a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our businesses. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed in “Risk Factors,” including factors described as risks in our filings with the SEC, could also adversely affect us.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should consider the following risk factors, as well as other information contained or incorporated by reference in this prospectus before deciding to purchase any of the securities offered by this prospectus. If any of these risks occur, our business could suffer, the market price of our common stock could decline and you could lose all or part of your investment in our securities.

The semiconductor equipment industry is highly cyclical, periodically has severe and prolonged downturns, and causes our operating results to fluctuate significantly. We are exposed to the risks associated with industry overcapacity, including reduced capital expenditures, decreased demand for our products, increased price competition and delays by our customers in paying for our products.

The semiconductor industry is highly cyclical and has historically experienced periodic downturns, whether as the result of general economic changes or capacity growth temporarily exceeding growth in demand for semiconductor devices. Our business depends in significant part upon capital expenditures by manufacturers of semiconductor devices, including manufacturers that open new or expand existing facilities. Periods of overcapacity and reductions in capital expenditures by our customers cause decreases in demand for our products. If existing fabrication facilities are not expanded and new facilities are not built, demand for our systems may not develop or increase, and we may be unable to generate significant new orders for our systems. If we are unable to develop new orders for our systems, we will not achieve anticipated net sales levels. During periods of declining demand for semiconductor manufacturing equipment, our customers typically reduce purchases, delay delivery of ordered products and/or cancel orders, resulting in reduced revenues and backlog, delays in revenue recognition, and excess inventory. Increased price competition may result, causing pressure on our gross margin and net income.

We are currently experiencing a downturn in orders and cannot predict what the magnitude or duration of the downturn will be. During the downturn in 2002 and 2003, we were unable to reduce our expenses quickly enough to avoid incurring losses. During those periods, our net losses were $94.3 million and $28.4 million, respectively. In the current and future downturns, if we are unable to effectively align our cost structure with prevailing market conditions, we could again experience losses, may be required to undertake additional cost-cutting measures, and may be unable to continue to invest in marketing, research and development and engineering at the levels we believe are necessary to maintain our competitive position in our remaining core businesses. Our failure to make these investments could seriously harm our long-term business prospects.

We depend on large purchases from a few customers, and any cancellation, reduction or delay of purchases by, or failure to collect receivables from, these customers could harm our business.

Currently, we derive most of our revenues from the sale of a relatively small number of systems to a relatively small number of customers, which makes our relationship with each customer critical to our business. The list prices on our systems range from $500,000 to over $2 million. Consequently, any order cancellations, delays in scheduled shipments, delays in customer acceptances or delays in collection of accounts receivable could materially adversely affect our operating results and cause such results to fall below our expectations and the expectations of market analysts or investors. Delays in collection of accounts receivable could require us to increase our accounts receivable reserve, which would increase our operating expenses.

Our list of major customers changes substantially from year to year, and we cannot predict whether a major customer in one year will make significant purchases from us in future years. Additionally, our customers’ capital budget considerations and our lengthy sales cycle make the timing of customer orders uneven and difficult to predict. Accordingly, it is difficult for us to accurately forecast our revenues and operating results from year to year. If we are unable to collect a receivable from a large customer, our financial results will be negatively impacted.

Our backlog orders are subject to cancellation or delay.

Although we maintain a backlog of customer orders with expected shipment dates within the next 12 months, customers may request cancellations or delivery delays. As a result, our backlog may not be a reliable indication of our future revenues. If shipments of orders in backlog are cancelled or delayed, our revenues could fall below our expectations and the expectations of market analysts and investors.

Delays or technical and manufacturing difficulties incurred in the introduction of new products could be costly and adversely affect our customer relationships.

Our success depends in part on the continual introduction of new and improved systems and processes. Our products are complex, and we may experience delays and technical or manufacturing difficulties in the prototype introduction of new systems and enhancements, or in achieving volume production of new systems or enhancements. Our inability to overcome such difficulties, to meet the technical specifications of any new systems or enhancements, or to manufacture and ship these systems or enhancements in volume and in a timely manner, would materially adversely affect our business and results of operations, as well as our customer relationships. We may from time to time incur unanticipated costs to ensure the functionality and reliability of our products early in their life cycles, and such costs can be substantial. If we encounter reliability or quality problems with our new products or enhancements, we could face a number of difficulties, including reduced orders, higher manufacturing costs, delays in collection of accounts receivable, and additional service and warranty expenses, all of which could materially adversely affect our business and results of operations.

We may not achieve anticipated revenue levels if we are not selected as “vendor of choice” for new or expanded fabrication facilities, or if our systems and products do not achieve broader market acceptance.

Because semiconductor manufacturers must make a substantial investment to install and integrate capital equipment into a semiconductor fabrication facility, these manufacturers will tend to choose semiconductor equipment manufacturers based on established relationships, product compatibility, and proven financial performance.

Once a semiconductor manufacturer selects a particular vendor’s capital equipment, the manufacturer generally relies for a significant period of time upon equipment from this “vendor of choice” for the specific production line application. In addition, the semiconductor manufacturer frequently will attempt to consolidate its other capital equipment requirements with the same vendors. Accordingly, we may face narrow windows of opportunity to be selected as the “vendor of choice” by significant new customers. It may be difficult for us to sell to a particular customer for a significant period of time once that customer selects a competitor’s product, and we may not be successful in obtaining broader acceptance of our systems and technology. If we are unable to achieve broader market acceptance of our systems and technology, we may be unable to maintain and grow our business and our operating results and financial condition will be adversely affected.

We must continually anticipate technology trends, improve our existing products and develop new products in order to be competitive. The development of new or enhanced products involves significant risk and cost.

The markets in which we and our customers compete are characterized by rapidly changing technology, evolving industry standards, and continuous improvements in products and services. Consequently, our success depends upon our ability to anticipate future technology trends and customer needs, to develop new systems and processes that meet customer requirements and industry standards and that compete effectively on the basis of price and performance, and to continually improve our existing systems and processes.

Our development and manufacture of new products involves significant risk, since the products are very complex and the development cycle is long and expensive. The success of any new systems we develop and introduce is dependent on a number of factors, including our ability to correctly predict customer requirements for new processes, to assess and select the potential technologies for research and development, and to timely complete new system designs that are acceptable to the market. We may make substantial investments in new technologies before we can know whether they are technically or commercially feasible or advantageous, and without any assurance that revenue from future products or product enhancements will be sufficient to recover the associated development costs. Not all development activities result in commercially viable products. We may be adversely affected by manufacturing inefficiencies and the challenge of producing innovative systems in volume which meet customer requirements. We may not be able to improve our existing systems or develop new technologies or systems in a timely manner. We may exceed the budgeted cost of reaching our research, development and engineering objectives, and planned product development schedules may require extension. Any delays or additional development costs could have a material adverse effect on our business and results of operations.

As we continue our work to implement and improve our new enterprise resource planning and financial statement consolidation systems, unexpected problems could occur and could cause disruption to the management of our business and delays or errors in the preparation of our financial statements.

In the fourth quarter of 2004, as part of a multi-phase process, we completed the implementation of a new enterprise resource planning, or ERP, system for our worldwide operations. The new ERP system has become integral to our ability to accurately and efficiently maintain our books and records, record our transactions, provide critical information to our management, and prepare our financial statements. In recent periods, we have implemented other phases of the ERP system and implemented new financial systems to aid in the consolidation of our financial reporting. Our work to implement and improve our new computerized consolidation and ERP systems continues as an active project. These systems are new to us and we have not had extensive experience with them.

The new ERP and consolidation systems could eventually become more costly, difficult and time consuming to purchase and implement than we currently anticipate. Implementation of the new ERP system has required us to change internal business practices, transfer records to a new computer system and train our employees in the correct use and input of data into the system. We may discover that errors have been made in converting to or using the new systems, or encounter unexpected difficulties or costs or other challenges, any of which may disrupt our business or cause errors or delays in the reporting of our financial results. Our systems, procedures or controls may not be adequate to support our operations and require us to change our internal business practices. Corrections and improvements may be required as we continue the implementation of our new systems, procedures and controls, and could cause us to incur additional costs and require additional management attention, placing burdens on our internal resources. If we fail to manage these changes effectively, it could adversely affect our ability to manage our business and our operating results.

Our results of operations may suffer if we do not effectively manage our inventory.

We need to manage our inventory of component parts, work-in-process and finished goods effectively to meet customer delivery demands at an acceptable risk and cost. Customers are increasingly requiring very short lead times for delivery, which may require us to purchase and carry additional inventory. For both the inventories that support manufacture of our products and our spare parts inventories, if the customer demand we anticipate does not materialize in a timely manner, we will incur increased carrying costs and some inventory could become un-saleable or obsolete, resulting in write-offs which would adversely affect the results of our operations.

Warranty claims in excess of our projections could seriously harm our business.

We offer a warranty on our products. The cost associated with our warranty is significant, and in the event our projections and estimates of this cost are inaccurate, our financial performance could be seriously harmed. In addition, if we experience product failures at an unexpectedly high level, our reputation in the marketplace could be damaged, and our business would suffer.

We are increasingly outsourcing manufacturing and logistics activities to third party service providers, which decreases our control over the performance of these functions.

We have already outsourced certain manufacturing and spare parts logistics functions to third party service providers, and we may outsource more of those functions in the future. While we expect to achieve operational flexibility and cost savings as a result of this outsourcing, outsourcing has a number of risks and reduces our control over the performance of the outsourced functions. Significant performance problems by these third party service providers could result in cost overruns, delayed deliveries, shortages, quality issues or other problems that could result in significant customer dissatisfaction and could materially and adversely affect our business, financial condition and results of operations.

If for any reason one or more of these third party service providers becomes unable or unwilling to continue to provide services of acceptable quality, at acceptable costs and in a timely manner, our ability to deliver our products or spare parts to our customers could be severely impaired. We would quickly need to identify and qualify substitute service providers or increase our internal capacity, which could be expensive, time consuming and difficult, and could result in unforeseen operations problems. Substitute service providers might not be available or, if available, might be unwilling or unable to offer services on acceptable terms.

If customer demand for our products increases, we may be unable to secure sufficient additional capacity from our current service providers on commercially reasonable terms, if at all.

Our requirements are expected to represent a small portion of the total capacities of our third party service providers, and they may preferentially allocate capacity to other customers, even during periods of high demand for our products. In addition, such manufacturers could suffer financial difficulties or disruptions in their operations due to causes beyond our control.

We may not be able to continue to successfully compete in the highly competitive semiconductor equipment industry.

The semiconductor equipment industry is both highly competitive and subject to rapid technological change. Significant competitive factors include the following:

•	system performance;

•	cost of ownership;

•	size of installed base;

•	breadth of product line;

•	delivery availability; and

•	customer support.

Competitive pressure has been increasing in several areas. In particular, there is increased price competition, and customers are waiting to make purchase commitments, which are then placed with demands for rapid delivery dates and increased product support.

Our major competitors are larger than we are, have greater capital resources, and may have a competitive advantage over us by virtue of having:

•	broader product lines;

•	longer operating history;

•	greater experience with high volume manufacturing;

•	substantially larger customer bases;

•	the ability to reduce price through product bundling; and

•	substantially greater customer support, technical, and marketing resources.

In addition, to expand our sales we must often replace the systems of our competitors or sell new systems to customers of our competitors. Our competitors may develop new or enhanced competitive products that will offer price or performance features that are superior to our systems. Our competitors may also be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, sale and on-site customer support of their product lines. We may not be able to maintain or expand our sales if competition increases and we are unable to respond effectively.

Our lengthy sales cycle increases our costs and reduces the predictability of our revenue.

Sales of our systems depend upon the decision of a prospective customer to increase or replace manufacturing capacity, typically involving a significant capital commitment. Accordingly, the decision to purchase our systems requires time consuming internal procedures associated with the evaluation, testing, implementation, and introduction of new technologies into our customers’ manufacturing facilities. Even after the customer determines that our systems meet their qualification criteria, we may experience delays finalizing system sales while the customer obtains approval for the purchase, constructs new facilities, or expands its existing facilities. Consequently, the time between our first contact with a customer regarding a specific potential purchase and the customer’s placing its first order may last from nine to twelve months or longer. We may incur significant sales and marketing expenses during this evaluation period. In addition, the length of this period makes it difficult to accurately forecast future sales. If sales forecasted from a specific customer are not realized, we may experience an unplanned shortfall in revenues and our quarterly and annual revenue and operating results may fluctuate significantly from period to period.

We are highly dependent on international sales, and face significant economic and regulatory risks.

International sales accounted for 87% of our net sales in 2004, 87% of our net sales in 2003, and 75% of our net sales in 2002. We anticipate international sales will continue to account for a significant portion of our future net sales. Asia has been a particularly important region for our business, and we anticipate that it will continue to be important as we expand our sales and marketing efforts in Asia. Our sales to customers located in Taiwan, Japan, China, Korea and other Asian countries accounted for 79% of our net sales in 2004, 71% of our net sales in 2003, and 50% of our net sales in 2002. Because of our continuing dependence upon international sales, we are subject to a number of risks associated with international business activities, including:

•	unexpected changes in law or regulations resulting in more burdensome governmental controls, tariffs, taxes, restrictions, embargoes, or export license requirements;

•	exchange rate volatility;

•	the need to comply with a wide variety of foreign and U.S. export laws;

•	political and economic instability, particularly in Asia;

•	differing labor regulations;

•	reduced protection for intellectual property;

•	difficulties in accounts receivable collections;

•	difficulties in managing distributors or representatives; and

•	difficulties in staffing and managing foreign subsidiary operations.

In the U.S. and Asia (excluding Japan), our sales to date have been denominated primarily in U.S. dollars, while our sales in Japan are usually denominated in Japanese Yen. Our sales to date in Europe have been denominated in various currencies, currently primarily U.S. dollars and the Euro. Our sales in foreign currencies are subject to risks of currency fluctuation. For U.S. dollar sales in foreign countries, our products may become less price-competitive when the local currency is declining in value compared to the dollar. This could cause us to lose sales or force us to lower our prices, which would reduce our gross margins.

In addition, the expenses of our German manufacturing operation are primarily incurred in Euros. If the Euro were to appreciate in relation to the U.S. dollar, our operating expenses would increase.

We depend upon a limited number of suppliers for some components and subassemblies, and supply shortages or the loss of these suppliers could result in increased cost or delays in manufacture and sale of our products.

We rely to a substantial extent on outside vendors to provide many of the components and subassemblies of our systems. We obtain some of these components and subassemblies from a sole source or a limited group of suppliers. Because of our anticipated reliance on outside vendors generally, and on a sole or a limited group of suppliers in particular, we may be unable to obtain an adequate supply of required components. Although we currently experience minimal delays in receiving goods from our suppliers, when demand for semiconductor equipment is strong, our suppliers may have difficulty providing components on a timely basis.

In addition, during periods of shortages of components, we may have reduced control over pricing and timely delivery of components. We often quote prices to our customers and accept customer orders for our products prior to purchasing components and subassemblies from our suppliers. If our suppliers increase the cost of components or subassemblies, we may not have alternative sources of supply and may no longer be able to increase the cost of the system being evaluated by our customers to cover all or part of the increased cost of components.

The manufacture of some of these components and subassemblies is an extremely complex process and requires long lead times. If we are unable to obtain adequate and timely deliveries of our required components or subassemblies, we may have to seek alternative sources of supply or manufacture such components internally. This could delay our ability to manufacture or timely ship our systems, causing us to lose sales, incur additional costs, delay new product introductions, and harm our reputation.

We manufacture many of our products at two primary manufacturing facilities and are thus subject to risk of disruption.

Although we outsource the manufacturing for certain of our products to third parties, we continue to produce our latest generation products at our two principal manufacturing plants in Fremont, California and Dornstadt, Germany. We have limited ability to interchangeably produce our products at either facility, and in the event of a disruption of operations at one facility, our other facility would not be able to make up the capacity loss. Our operations are subject to disruption for a variety of reasons, including, but not limited to natural disasters, work stoppages, operational facility constraints and terrorism. Such disruption could cause delays in shipments of products to our customers, result in cancellation of orders or loss of customers and seriously harm our business.

Because of competition for qualified personnel, we may not be able to recruit or retain necessary personnel, which could impede development or sales of our products.

Our growth will depend on our ability to attract and retain qualified, experienced employees. There is substantial competition for experienced engineering, technical, financial, sales, and marketing personnel in our industry. In particular, we must attract and retain highly skilled design and process engineers. Historically, competition for such personnel has been intense in all of our locations, but particularly in the San Francisco Bay Area where our headquarters is located. If we are unable to retain existing key personnel, or attract and retain additional qualified personnel, we may from time to time experience inadequate levels of staffing to develop and market our products and perform services for our customers. As a result, our growth could be limited due to our lack of capacity to develop and market our products to our customers, or we could fail to meet our delivery commitments or experience deterioration in service levels or decreased customer satisfaction.

If we are unable to protect our intellectual property, we may lose a valuable asset and experience reduced market share. Efforts to protect our intellectual property may require additional costly litigation.

We rely on a combination of patents, copyrights, trademark and trade secret laws, non-disclosure agreements, and other intellectual property protection methods to protect our proprietary technology. Despite our efforts to protect our intellectual property, our competitors may be able to legitimately ascertain the non-patented proprietary technology embedded in our systems. If this occurs, we may not be able to prevent the use of such technology. Our means of protecting our proprietary rights may not be adequate and our patents may not be sufficiently broad to protect our technology. Any patents owned by us could be challenged, invalidated, or circumvented and any rights granted under any patent may not provide adequate protection to us. Furthermore, we may not have sufficient resources to protect our rights. Our competitors may independently develop similar technology, or design around patents that may be issued to us. In addition, the laws of some foreign countries may not protect our proprietary rights to as great an extent as do the laws of the United States and it may be more difficult to monitor the use of our products in such foreign countries. As a result of these threats to our proprietary technology, we may have to resort to costly litigation to enforce our intellectual property rights.

We might face patent infringement or other intellectual property infringement claims that may be costly to resolve and could divert management attention.

We may from time to time be subject to claims of infringement of other parties’ patents or other proprietary rights. In addition, we on occasion receive notification from customers who believe that we owe them indemnification or have other obligations related to infringement claims made against the customers by third parties. Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets, even if the claims are without merit, could be very expensive to defend and could divert the attention of our management. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek costly licenses from third parties, and prevent us from manufacturing and selling our products. Royalty or license agreements, if required, may not be available on terms acceptable to us or at all. Any of these situations could have a material adverse effect on our business and operating results in one or more countries.

Our failure to comply with environmental regulations could result in substantial liability.

We are subject to a variety of federal, state, local, and foreign laws, rules, and regulations relating to environmental protection. These laws, rules, and regulations govern the use, storage, discharge, and disposal of hazardous chemicals during manufacturing, research and development and sales demonstrations. If we fail to comply with present or future regulations, especially in our Fremont, California and Dornstadt, Germany manufacturing facilities, we could be subject to substantial liability for clean up efforts, personal injury, and fines or suspension or cessation of our operations. We may be subject to liability if our acquired companies have past violations. Restrictions on our ability to expand or continue to operate our present locations could be imposed upon us, or we could be required to acquire costly remediation equipment, or incur other significant expenses.

Future sales of shares by STEAG could adversely affect the market price of our common stock.

There are approximately 51.7 million shares of our common stock outstanding as of May 2, 2005, of which approximately 7.3 million (or 14.2%) are beneficially owned by STEAG Electronic Systems AG (“STEAG”), and certain of its affiliates. This prospectus registers STEAG’s remaining direct share ownership and enables STEAG to sell shares in the public markets, in private transactions or otherwise from time to time. STEAG has indicated that it plans to reduce its ownership in our common stock over time. If STEAG were to sell a large number of shares, the market price of our common stock may decline. Moreover, the perception in the public markets that such sales by STEAG might occur could also adversely affect the market price of our common stock.

We incurred net operating losses during 2001 to 2003. We may not achieve or maintain profitability on an annual basis.

We incurred net losses of approximately $336.7 million for the year ended December 31, 2001, $94.3 million for the year ended December 31, 2002 and $28.4 million for the year ended December 31, 2003. Although we were profitable for each of the four quarters in 2004, we expect to continue to incur significant research and development and selling, general and administrative expenses. We may not achieve profitability in future years. We will need to continue to generate significant net sales to achieve and maintain profitability, and we may not be able to do so.

Our quarterly operating results fluctuate significantly and are difficult to predict, and may fall short of anticipated levels, which could cause our stock price to decline.

Our quarterly revenue and operating results have varied significantly in the past and are likely to vary significantly in the future, which makes it difficult for us to predict our future operating results. A substantial percentage of our operating expenses are fixed in the short term and we may be unable to adjust spending to compensate for an unexpected shortfall in revenues. As a result, any delay in generating or recognizing revenues could cause our operating results to be below the expectations of market analysts or investors, which could cause the price of our common stock to decline.

The price of our common stock has fluctuated in the past and may continue to fluctuate significantly in the future, which may lead to losses by investors or to securities litigation.

The market price of our common stock has been highly volatile in the past, and our stock price may decline in the future. For example, for the year ended December 31, 2004, the price range for our common stock was $7.05 to $14.82 per share.

In addition, in recent years the stock market in general, and the market for shares of high technology stocks in particular, have experienced extreme price fluctuations. These fluctuations have frequently been unrelated to the operating performance of the affected companies. Such fluctuations could adversely affect the market price of our common stock. In the past, securities class action litigation has often been instituted against a company following periods of volatility in its stock price. This type of litigation, if filed against us, could result in substantial costs and divert our management’s attention and resources.

Any future business acquisitions may disrupt our business, dilute stockholder value, or distract management attention.

As part of our ongoing business strategy, we may consider acquisitions of, or significant investments in, businesses that offer products, services, and technologies complementary to our own. Such acquisitions could materially adversely affect our operating results and/or the price of our common stock. Acquisitions also entail numerous risks, including:

•	difficulty of assimilating the operations, products, and personnel of the acquired businesses;

•	potential disruption of our ongoing business;

•	unanticipated costs associated with the acquisition;

•	inability of management to manage the financial and strategic position of acquired or developed products, services, and technologies;

•	inability to maintain uniform standards, controls, policies, and procedures; and

•	impairment of relationships with employees and customers that may occur as a result of integration of the acquired business.

To the extent that shares of our stock or other rights to purchase stock are issued in connection with any future acquisitions, dilution to our existing stockholders will result, and our earnings per share may suffer. Any future acquisitions may not generate additional revenue or provide any benefit to our business, and we may not achieve a satisfactory return on our investment in any acquired businesses.

Continued compliance with new regulatory and accounting requirements will be challenging and is likely to cause our general and administrative expenses to increase and impact our future financial position and results of operations.

As a result of compliance with the Sarbanes-Oxley Act of 2002, as well as changes to listing standards recently adopted by the Nasdaq Stock Market, and the attestation and accounting changes required by the Securities and Exchange Commission, we are required to implement additional internal controls, to improve our existing internal controls, and to comprehensively document and test our internal controls. As a result, we are required to hire additional personnel and to obtain additional outside legal, accounting and advisory services, all of which will cause our general and administrative costs to increase. Proposed changes in the accounting rules, including legislative and other proposals to account for employee stock options as a compensation expense among others, could materially increase the expenses that we report under generally accepted accounting principles, which may adversely affect our operating results.

USE OF PROCEEDS

We will not receive any proceeds from any sales by the selling stockholder of its shares of common stock.

SELLING STOCKHOLDER

A total of 7,061,144 shares of our common stock are being registered in this offering for the account of the selling stockholder. Of that total, 2,911,144 shares were previously registered under the Securities Act of 1933, as amended (the “Securities Act”), on January 9, 2004 and April 30, 2002 per registration statement nos. 333-111527 and 333-86072, respectively.

The selling stockholder, STEAG Electronic Systems AG (“STEAG”), acquired 11,850,000 shares of our common stock on January 1, 2001 as payment for our acquisition of 11 subsidiaries of STEAG. At the time of that acquisition, we entered into a Stockholder Agreement with STEAG. Pursuant to the Stockholder Agreement, Dr. Jochen Melchior and Dr. Hans-Georg Betz were elected to our Board of Directors as designees of STEAG. While STEAG’s right to designate members of our Board of Directors under the Stockholder Agreement has now terminated, STEAG’s registration rights under that agreement continue to be in effect. STEAG acquired an additional 1,323,644 shares of our common stock on April 30, 2002 in exchange for the cancellation of indebtedness. In February 2004, STEAG sold 4,312,500 shares of our common stock in a transaction registered under the Securities Act and on June 9, 2005, STEAG sold 1,800,000 shares of our common stock in reliance upon Rule 144 promulgated under the Securities Act of 1933, as amended. The 7,061,144 shares registered hereby represent STEAG’s remaining direct equity interest in Mattson.

Throughout this prospectus, we may refer to the selling stockholder and its pledgees, donees, transferees or other successors in interest who receive shares in non-sale transactions, as the “selling stockholder.” The following table sets forth information known to us with respect to the selling stockholder for whom we are registering the shares for resale to the public. The shares being registered under the registration statement, of which this prospectus is a part, will be sold, if at all, by the selling stockholder listed below.

Beneficial Owner	Shares of Common Stock Beneficially Owned		Percentage (1)	Shares of Common Stock Offered	Shares of Common Stock Beneficially Owned Following Offering (2)	Percentage (1)
STEAG Electronic Systems AG Ruettenscheider Strasse 1-3 45128 Essen, Germany	$7,332,291	(3)	14.2%	7,332,291	271,147	*

*	Less than 1%.

(1)	Calculated on the basis of 51,732,214 shares of common stock, which is the number of shares of Mattson common stock outstanding as of May 2, 2005.

(2)	Assumes all shares offered hereby are sold by the selling stockholder.

(3)	According to Amendment No. 5 to Schedule 13D filed with the Securities and Exchange Commission on June 13, 2005 by STEAG, RAG Aktiengesellschaft (“RAG”) and STEAG Aktiengesellschaft, (i) RAG owns, indirectly, all of the capital stock of STEAG, (ii) the aggregate number of shares of Mattson common stock beneficially owned by STEAG and RAG is 7,332,291, and (iii) each of STEAG (directly) and RAG (indirectly) has the sole power to vote and dispose of 7,061,144 shares of Mattson common stock, and (iv) each of STEAG (directly) and RAG (indirectly) may be deemed to share with West STEAG Partners GmbH (“WSP”) the power to vote and dispose of 271,147 shares of Mattson common stock received by WSP as a result of the acquisition of Vortek by Mattson on October 27, 2004.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholder. We will not receive any of the proceeds of the sale of the common stock registered under this prospectus. The common stock may be sold from time to time to purchasers:

•	directly by the selling stockholder;

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers of the common stock.

The selling stockholder and any such broker-dealers or agents who participate in the distribution of the common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the common stock by the selling stockholder and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling stockholder was to be deemed an underwriter, the selling stockholder may be subject to certain statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

If the common stock is sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids.

The common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of the sale, including the Nasdaq National Market;

•	in the over-the-counter market; or

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market.

The selling stockholder may use any one or more of the following methods, without limitation, when selling or disposing of the shares of common stock:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resales by the broker-dealer for its own account;

•	privately negotiated transactions;

•	transactions to cover short sales;

•	one or more underwritten offerings on a firm commitment or best efforts basis;

•	a combination of any of the foregoing methods; or

•	any other legally available means.

In connection with the sale of our common stock, the selling stockholder or its successor in interest may enter into derivative or hedging transactions with brokers, dealers or others, who in turn may engage in short sales of the shares in the course of hedging the positions they assume; or sell short or deliver shares to close out positions. The selling stockholder or its successor in interest may also enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or transfer these shares through this prospectus.

In addition, any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling stockholder may transfer the shares to a transferee, pledgee, donee or successor. In such circumstances, the transferee, pledgee, donee or successor would become a selling stockholder under this prospectus if identified in a prospectus supplement or in a post-effective amendment to the registration statement prior to making any offers or sales under this prospectus.

At the time a particular offering of our common stock is made, if required, a supplement to this prospectus or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part, will be distributed which will set forth, with respect to the particular offering, the aggregate amount of common stock being offered, the offering price and the other material terms of the offering, the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers, that such broker-dealer(s) did not conduct any investigation to verify the information set forth or incorporated by reference in this prospectus and other facts material to the transaction not previously disclosed. Each broker-dealer that receives the common stock for its own account pursuant to this prospectus must acknowledge that it will deliver the prospectus and any prospectus supplement in connection with any sale of common stock. If required, this prospectus may be amended or supplemented on a continual basis to describe a specific plan of distribution.

The selling stockholder and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the common stock by the selling stockholder and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the particular common stock being distributed for a period of up to five business days prior to the commencement of such distribution. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of the foregoing may affect the marketability of the securities and the ability of any person to engage in market-making activities with respect to the securities.

We have agreed to pay substantially all of the expenses incidental to the registration of the common stock under this registration statement. Expenses incurred by the selling stockholder in connection with the offering and sale of the common stock to the public, including commissions, fees and discounts of underwriters, brokers, dealers and agents will be borne by the selling stockholder.

Indemnification

We have agreed to indemnify the selling stockholder, and the selling stockholder may provide underwriters, agents, dealers or purchasers that participate in the transactions involving sales of the shares with indemnification against liabilities under the Securities Act.

DESCRIPTION OF SECURITIES TO BE REGISTERED

COMMON STOCK

The following summary description of the material terms of our common stock does not purport to be complete and is subject in all respects to the applicable provisions of Delaware law and of our constituent documents and of the constituent documents of our subsidiaries. Our Amended and Restated Certificate of Incorporation and Bylaws are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

General

Mattson’s authorized capital stock consists of 120,000,000 shares of common stock and 2,000,000 shares of preferred stock, par value $.001 per share. As of May 2, 2005, there were 51,732,214 shares of common stock and no shares of preferred stock outstanding. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends as may be declared by Mattson’s board of directors out of the funds legally available therefor. Each holder of common stock is entitled to one vote for each share held of record by the holder. If Mattson liquidates, dissolves, or winds up the company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. The outstanding shares of common stock have no preemptive, subscription, redemption or conversion rights. Cumulative voting for the election of directors is not authorized by Mattson’s restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. All of the outstanding shares of common stock are, and the shares to be outstanding upon completion of this offering will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock which Mattson may designate and issue in the future.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services. Its address is Restricted Stock Department, Overpeck Centre, 85 Challenger Road, Ridgefield Park, NJ 07660, and its telephone number at this location is (201) 296-4948.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form S-3 under the Securities Act with the Securities and Exchange Commission (the “SEC”). This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are a part of the registration statement. For further information with respect to us and our securities, please refer to the registration statement and the exhibits and schedules filed with it. You may read and copy any document which we file with the SEC at the SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549.

We are also subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We file reports, proxy statements, and other information with the SEC to comply with the Exchange Act. These reports, proxy statements, and other information can be inspected and copied on the Internet at http://www.sec.gov; and at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 to obtain information regarding the operation of the Public Reference Room.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them under certain conditions, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and any information that we file subsequent to this prospectus with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is complete. Our Exchange Act reports are filed under SEC file number 000-24838. The documents we are incorporating by reference are as follows:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004 filed with the SEC on March 23, 2005;

•	Our definitive proxy statement filed with the SEC on April 20, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 27, 2005 filed with the SEC on May 9, 2005;

•	Our Current Report on Form 8-K filed with the SEC on June 27, 2005; and

•	The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on September 22, 1994.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the initial filing date of this prospectus, through the date declared effective, until the termination of the offering of securities contemplated by this prospectus shall be deemed to be incorporated by reference into this prospectus. These documents that we file later with the SEC and that are incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

We will provide to any person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of these filings, at no cost, upon request to us in writing or by telephone at the following address:

Investor Relations

Mattson Technology, Inc.

47131 Bayside Parkway

Fremont, California 94538

(510) 657-5900.

LEGAL MATTERS

The validity of the securities registered hereunder will be passed upon for us by our counsel, DLA Piper Rudnick Gray Cary US LLP, East Palo Alto, California.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Mattson Technology, Inc.

COMMON STOCK

PROSPECTUS

June 29 , 2005